BOARD RESIGNATION

January 30, 2008

To the Board of Directors of BKF Capital Group, Inc.:

I hereby resign as director of BKF Capital Group, Inc., effectively immediately.

Very truly yours,

/s/ Keith A. Meister

Keith A. Meister